FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Liberty Media Corporation (Last) (First) (Middle) 12300 Liberty Boulevard (Street) Englewood, CO 80112 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol UnitedGlobalCom, Inc. UCOMA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) December 27, 2002 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

   X   10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	12/27/02		J		1,163,000			1,163,000	I	By majority-owned subsidiary (fn1)
Class A Common Stock								2,738,170	I	By wholly-owned subsidiary

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Class C Common Stock	(fn2)	12/27/02		J				(fn2)	None	(fn2)	9,859,336		9,859,336	I	By majority-owned subsidiary (fn1)
Class C Common Stock	(fn2)							(fn2)	None	(fn2)	11,976,048		11,976,048	I	By wholly-owned subsidiary
Class C Common Stock	(fn2)							(fn2)	None	(fn2)	281,288,158		281,288,158	D

 Explanation of Responses:

 (fn1)  On December 27, 2002, Liberty Global, Inc., a subsidiary of the Reporting Person ("Liberty Global"), effected a transaction pursuant to which (a) Liberty Global contributed 1,163,000 shares of Class A Common Stock and 9,859,336 shares of Class C Common Stock to Liberty International B-L LLC, an indirect subsidiary of the Reporting Person ("LIBL"), as a capital contribution, (b) certain other subsidiaries of the Reporting Person (the "Other Subsidiaries") contributed other assets to LIBL as capital contributions and (c) an unaffiliated third party purchased an equity interest in Liberty Global, as well as equity interests in the Other Subsidiaries.  The Reporting Person disclaims beneficial ownership of the shares of the Issuer's securities held by LIBL, except to the extent of its pecuniary interest.

(fn2)  Each share of the Issuer's Class C Common Stock is convertible at any time into one share of the Issuer's Class A Common Stock or Class B Common Stock.  Each share of the Issuer's Class B Common Stock is in turn convertible into one share of the Issuer's Class A Common Stock.  If certain events specified in the Issuer's certificate of incorporation have not occurred by June 25, 2010, each share of the Issuer's Class C Common Stock will become convertible into 1.645 shares of the Issuer's Class A Common Stock or Class B Common Stock.

/s/ Charles Y. Tanabe ** Signature of Reporting Person	12/27/02 Date

Senior Vice President

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002